Exhibit 21

Subsidiaries of the Registrant

ARC Realty Finance Operating Partnership, L.P.	Delaware

ARC RFT High Yield Securities, LLC	Delaware

ARC RFT JPM Loan, LLC	Delaware

ARC RFT BB Loan, LLC	Delaware